EX-4.2               NON-EMPLOYEE DIRECTORS AND CONSULTANTS RETAINER STOCK PLAN

                         ARIZONA AIRCRAFT SPARES, INC.
                    NON-EMPLOYEE DIRECTORS AND CONSULTANTS
                          RETAINER STOCK OPTION PLAN

1.  Introduction.

This plan shall be known as "Arizona Aircraft Spares, Inc.'s Non-Employee Directors and Consultants Retainer Stock Option Plan" is hereinafter referred to as the "Plan". The purposes of the Plan are to enable Arizona Aircraft Spares, Inc., a Nevada corporation ("Company"), to promote the interests of the Company and its shareholders by attracting and retaining non-employee Directors and Consultants capable of furthering the future success of the Company and by aligning their economic interests more closely with those of the Company's shareholders, by paying their retainer or fees in the form of shares of the Company's common stock, par value one tenth of one cent ($0.001) per share ("Common Stock").

2.  Definitions.

The following terms shall have the meanings set forth below:

"Board" means the Board of Directors of the Company.

"Change of Control" has the meaning set forth in Section 12(d).

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder. References to any provision of the Code or rule or regulation thereunder shall be deemed to include any amended or successor provision, rule or regulation.

"Committee" means the committee that administers the Plan, as more fully defined in Section 13.

"Common Stock" has the meaning set forth in Section 1.

"Company" has the meaning set forth in Section 1.

"Deferral Election" has the meaning set forth in Section 6.

"Deferred Stock Account" means a bookkeeping account maintained by the Company for a Participant representing the Participant's interest in the shares credited to such Deferred Stock
Account pursuant to Section 7.

"Delivery Date" has the meaning set forth in Section 6.

"Director" means an individual who is a member of the Board of Directors of the Company.

"Dividend Equivalent" for a given dividend or other distribution means a number of shares of Common Stock having a Fair Market Value, as of the record date for such dividend or distribution, equal to the amount of cash, plus the fair market value on the date of distribution of any property, that is distributed with respect to one share of Common Stock pursuant to such dividend or distribution; such fair market value to be determined by the Committee in good faith.

"Effective Date" has the meaning set forth in Section 3.

"Exchange Act" has the meaning set forth in Section 13(b).

"Fair Market Value" means the mean between the highest and lowest reported sales prices of the Common Stock on the NYSE Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Stock is listed or on NASDAQ on the last trading day prior to the date with respect to which the Fair Market Value is to be determined.

"Participant" has the meaning set forth in Section 4.

"Payment Time" means the time when a Stock Retainer is payable to a Participant pursuant to Section 5 (without regard to the effect of any Deferral Election).

"Stock Retainer" has the meaning set forth in Section 5.

"Third Anniversary" has the meaning set forth in Section 6.

3.  Effective Date of the Plan.

The Plan was adopted by the Board effective November 19, 2003
("Effective Date").

4.  Eligibility.

Each individual who is a Director or Consultant on the Effective Date and each individual who becomes a Director or Consultant thereafter during the term of the Plan, shall be a participant ("Participant") in the Plan, in each case during such period as such individual remains a Director or Consultant and is not an employee of the Company or any of its subsidiaries. Each credit of shares of Common Stock pursuant to the Plan shall be evidenced by a written agreement duly executed and delivered by or on behalf of the Company and a Participant, if such an agreement is required by the Company to assure compliance with all applicable laws and regulations.

5.   PROVISIONS RELATING TO STOCK OPTIONS

     5.1  Grants of Stock Options.

     The Board may grant Stock Options in such amounts, and at such times
as the Board, in its discretion, may determine.   The Board shall have
the discretion to grant Stock Options which do not constitute incentive stock options, and any such Stock Options shall be designated non-statutory stock options by the Board on the date of grant. Each Stock Option shall be evidenced by a written agreement (the "Option Agreement") in a form approved by the Board, which shall be executed on behalf of the Company and by the Participant to whom the Stock Option is granted, and which shall be subject to the terms and conditions of this Plan

     5.2  Purchase Price.

     The purchase price ("Exercise Price") of shares of Common Stock subject to each Stock Option ("Option Shares") shall be fifty cents ($0.50).

     5.3  Option Period.

     The Stock Option period (the "Term") shall commence on the date of grant of the Stock Option and shall be three (3) years or such shorter period as is determined by the Board.

     5.4  Exercise of Options.

     5.4.1 Each Stock Option may be exercised in whole or in part (but not as to fractional shares) by delivering it for surrender or endorsement to the Company, attention of the Corporate Secretary, at the principal office of the Company, together with payment of the Exercise Price and an executed Notice and Agreement of Exercise in the form prescribed by paragraph 2.4.2. Payment may be made (i) in cash, (ii) by cashier's or certified check, (iii) by surrender of previously owned shares of the Company's Common Stock, (iv) by withholding from the Option Shares which would otherwise be issuable upon the exercise of the Stock Option that number of Option Shares equal to the exercise price of the Stock Option, if such withholding is authorized by the Committee in its discretion,
(v)by cashless exercise through a brokerage transaction or (vi) in the discretion of the Board, by the delivery to the Company of the optionee's promissory note secured by the Option Shares.

6.  Shares Available.

The maximum number of shares of Common Stock which may in the aggregate be paid as pursuant to the Plan is One Million Two Hundred and Fifty Thousand (1,250,000). Shares of Common Stock issueable under the Plan may be taken from treasury shares of the Company or purchased on the open market.

7.  Miscellaneous.

(a) Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any Director for reelection by the Company's shareholders or to limit the rights of the shareholders to remove any Director.

(b) The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock pursuant to the Plan, that a Participant make arrangements satisfactory to the Committee for the withholding of any taxes required by law to be withheld with respect to the issuance or delivery of such shares, including without limitation by the withholding of shares that would otherwise be so issued or delivered, by withholding from any other payment due to the Participant, or by a cash payment to the Company by the Participant.

8.  Governing Law.

The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Nevada.

Arizona Aircraft Spares, Inc.

By: /s/ Vito Peppitoni
Vito Peppitoni, Chief Executive Officer